August 1, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Bio-Path Holdings, Inc. Registration Statement on Form S-1 File No. 333- 272879

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 1, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for August 1, 2023, at 5:00 p.m., Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”).

Withdrawal of Acceleration Request

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Resubmission of Acceleration Request

In accordance with Rule 461 under the Act, the Company hereby respectfully requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement to become effective on August 2, 2023 at 5:00 p.m., Eastern Time, or as soon as thereafter possible. The Company hereby acknowledges its responsibilities under the Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Please contact William R. Rohrlich, II with Winstead PC at (281) 681-5912 once the Registration Statement is declared effective.

BIO-PATH HOLDINGS, INC.

By:	/s/ Peter H. Nielsen
Peter H. Nielsen President and Chief Executive Officer

Roth Capital Partners, LLC

888 San Clemente Drive, Suite 400

Newport Beach, CA 92660

August 1, 2023

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re:	Bio-Path Holdings, Inc. Registration Statement on Form S-1

File No. 333- 272879

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 1, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for August 1, 2023, at 5:00 p.m., Eastern Time, or as soon as thereafter possible in accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”).

Withdrawal of Acceleration Request

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

Resubmission of Acceleration Request

Pursuant to Rule 461 of the General Rules and Regulations under the Act, we, the placement agent, hereby request that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced registration statement on Form S-1 (the “Registration Statement”) to become effective at 5:00 p.m., Eastern Time, on August 2, 2023, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated August 1, 2023 to agents, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as placement agent, has complied and will comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

ROTH CAPITAL PARTNERS, LLC

By:	/s/ Aaron M. Gurewitz
Aaron M. Gurewitz Head of Equity Capital Markets

cc: M. Ali Panjwani, Esq.
Pryor Cashman LLP